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                                                                      EXHIBIT 12

                          EL PASO NATURAL GAS COMPANY

                     RATIO OF EARNINGS TO FIXED CHARGES AND
                RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
              PREFERRED AND PREFERENCE STOCK DIVIDEND REQUIREMENTS

                                                              YEAR ENDED DECEMBER 31,
                                                     -----------------------------------------
                                                     1997     1996     1995     1994     1993
                                                     -----    -----    -----    -----    -----
                                                               (DOLLARS IN MILLIONS)
Earnings
  Income from continuing operations................  $ 186    $  38    $  85    $  90    $  92
  Income taxes.....................................    129       25       48       58       59
  Minority interest................................     25        2       --       --       --
                                                     -----    -----    -----    -----    -----
  Income from continuing operations before income
     taxes and minority interest...................    340       65      133      148      151
  Interest and debt expense........................    218      100       85       76       71
  Interest component of rentals....................      7        5        3        3        3
                                                     -----    -----    -----    -----    -----
     Total earnings available for fixed charges....  $ 565    $ 170    $ 221    $ 227    $ 225
                                                     =====    =====    =====    =====    =====
Fixed charges(a)
  Interest and debt expense........................    218      100       85       76       71
  Interest components of rentals...................      7        5        3        3        3
                                                     -----    -----    -----    -----    -----
  Fixed charges excluding preferred stock dividend
     requirement...................................    225      105       88       79       74
  Preferred stock dividend requirements............     25        2       --       --       --
                                                     -----    -----    -----    -----    -----
  Total fixed charges..............................  $ 250    $ 107    $  88    $  79    $  74
                                                     =====    =====    =====    =====    =====
Ratio of Earnings to Fixed Charges(a)..............  2.26x    1.59x    2.51x    2.87x    3.04x
                                                     =====    =====    =====    =====    =====

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(a) The ratio of earnings to combined fixed charges and preferred and preference stock dividend requirements for the periods presented would be the same as the ratio of earnings to fixed charges since EPG has no outstanding preferred stock or preference stock and, therefore, no dividend requirements.

     For purposes of calculating these ratios: (i) "fixed charges" represent interest expense (exclusive of interest on rate refunds), amortization of debt costs, the estimated portion of rental expense representing the interest factor, and preferred stock dividend requirements of majority-owned subsidiaries; and
(ii) "earnings" represent the aggregate of income from continuing operations before income taxes, interest expense (exclusive of interest on rate refunds), amortization of debt costs, the estimated portion of rental expense representing the interest factor, and the actual amount of any preferred stock dividend requirements of majority owned subsidiaries.